Exhibit 18

February 25, 2005



Mr. Henry B. Tippie
Audit Committee Chairman
Rollins, Inc.
2170 Piedmont Road
Atlanta, GA 30324

Audit Committee Members:

This letter is provided for inclusion as an exhibit to Rollins, Inc.'s Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and issued our report thereon dated February 25, 2005. Note 1 to the financial statements describes a change in accounting principle for elements of certain of its termite service contracts from immediate recognition of revenue and accrual of service costs to the deferral of income over the contract period and the recognition of the service costs as they are incurred. This method eliminates significant estimates and judgments inherent in making actuarial determinations of future costs to be incurred and recognizes revenue and related costs over the term of the service contract. It should be understood that the preferability of one method of accounting over another has not been addressed in any authoritative accounting literature and, in expressing our concurrence below, we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K and our discussions with management as to their judgment about the relevant business factors relating to the change, we concur with management that such change represents the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,



/s/GRANT THORNTON LLP